Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Correvio Pharma Corp. (“Correvio” or the “Corporation”, formerly known as Cardiome Pharma Corp.)

1441 Creekside Drive, 6th floor

Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

March 13, 2019.

Item 3.	News Release

Correvio issued a news release with respect to the material change on March 13, 2019. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.

Item 4.	Summary of Material Change

Correvio reported financial results for its fourth quarter and full year ended December 31, 2018. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Justin Renz, Chief Financial Officer

Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated March 13, 2019.